Exhibit 12



     PHILLIPS PETROLEUM COMPANY AND CONSOLIDATED SUBSIDIARIES
                         TOTAL ENTERPRISE

        Computation of Ratio of Earnings to Fixed Charges


                                                      Millions of Dollars
                                                  ---------------------------
                                                  Three Months Ended March 31
                                                  1996                   1995
                                                  ---------------------------
                                                          (Unaudited)
Earnings Available for Fixed Charges
  Income before income taxes                      $881                    283
  Distributions less than equity in earnings
    of less-than-fifty-percent-owned companies      17                     (5)
  Fixed charges, excluding capitalized
    interest and the portion of the
    preferred dividend requirements of a
    subsidiary not previously deducted
    from income*                                    83                     92
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                                                  $981                    370
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Fixed Charges
  Interest and expense on indebtedness,
    excluding capitalized interest                $ 64                     73
  Capitalized interest                               8                      5
  Preferred dividend requirements of
    a subsidiary                                    10                     21
  One-third of rental expense, net of
    subleasing income, for operating leases          9                      8
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                                                  $ 91                    107
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Ratio of Earnings to Fixed Charges                10.8                    3.5
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*Includes amortization of capitalized interest totaling approximately
 $2 million and $3 million in 1996 and 1995, respectively.

Earnings available for fixed charges include, if any, the company's equity in losses of companies owned less than fifty percent and having debt for which the company is contingently liable. Fixed charges include the company's proportionate share, if any, of interest relating to the contingent debt.

In 1990 and 1988, respectively, the company guaranteed a $400 million bank loan and $250 million of notes payable for the Long-Term Stock Savings Plan (LTSSP), an employee benefit plan. In 1994, the notes payable were refinanced with a $131 million term loan, and the $400 million loan was amended in 1994, and again in 1995. Consolidated interest expense included a minimal amount of interest related to LTSSP borrowings in the first quarter of 1995, and included $1 million of interest attributable to the LTSSP borrowings for the first quarter of 1996.